UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D/A
                                   Amendment 8

                    Under the Securities Exchange Act of 1934

                              MM Companies, Inc.
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)


                                    62757C108
                                 (CUSIP Number)


                                Seymour Holtzman
                             c/o Jewelcor Companies
                           100 N. Wilkes-Barre Blvd.
                        Wilkes-Barre, Pennsylvania 18702
                                 (570) 822-6277

                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)


                                May 3, 2004
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check
the following box: |_|

                                  SCHEDULE 13D

CUSIP No.62757C108
-------------------------------------------------------------------------------
1)       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         BCG Strategic Investors, LLC
-------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX
         IF A MEMBER OF A GROUP                                  (a)      [X]
                                                                 (b)      [ ]
-------------------------------------------------------------------------------
3)       SEC USE ONLY

-------------------------------------------------------------------------------
4)       SOURCE OF FUNDS

         WC
-------------------------------------------------------------------------------
5)       CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS  IS REQUIRED
PURSUANT TO
         ITEMS 2(d) OR 2(e) |_|
-------------------------------------------------------------------------------
6)       CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
-------------------------------------------------------------------------------
                              7)      SOLE VOTING POWER
NUMBER OF                             1,209,866
SHARES                     ----------------------------------------------------
BENEFICIALLY                  8)      SHARED VOTING POWER
OWNED BY                              none
EACH                       ----------------------------------------------------
REPORTING                     9)      SOLE DISPOSITIVE POWER
PERSON                                1,209,866
WITH                       ----------------------------------------------------
                             10)      SHARED DISPOSITIVE POWER
                                      none
-------------------------------------------------------------------------------
11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

         1,209,866
-------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES
         |_|
-------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         36.69%
-------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON

         OO
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 62757C108
-------------------------------------------------------------------------------
1)       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Barington Capital Group, L.P.

-------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)      |X|
                                                              (b)      | |
-------------------------------------------------------------------------------
3)       SEC USE ONLY

-------------------------------------------------------------------------------
4)       SOURCE OF FUNDS

         WC
-------------------------------------------------------------------------------
5)       CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS  IS REQUIRED
PURSUANT TO
         ITEMS 2(d) OR 2(e) |_|
-------------------------------------------------------------------------------
6)       CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
-------------------------------------------------------------------------------
                              7)      SOLE VOTING POWER
NUMBER OF                             92,915
SHARES                    -----------------------------------------------------
BENEFICIALLY                  8)      SHARED VOTING POWER
OWNED BY                              1,209,866
EACH                      -----------------------------------------------------
REPORTING                     9)      SOLE DISPOSITIVE POWER
PERSON                                92,915
WITH                      -----------------------------------------------------
                             10)      SHARED DISPOSITIVE POWER
                                      1,209,866
-------------------------------------------------------------------------------
11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

         1,302,781
-------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE  AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES
         |_|
-------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         39.51%
-------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON

         PN
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 62757C108
-------------------------------------------------------------------------------
1)       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Barington Companies Equity Partners, L.P.

2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)      |X|
                                                              (b)      | |
-------------------------------------------------------------------------------
3)       SEC USE ONLY

-------------------------------------------------------------------------------
4)       SOURCE OF FUNDS

         WC
-------------------------------------------------------------------------------
5)       CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS  IS REQUIRED
PURSUANT TO
         ITEMS 2(d) OR 2(e) |_|

6)       CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
-------------------------------------------------------------------------------
                              7)      SOLE VOTING POWER
NUMBER OF                             16,900
SHARES                    -----------------------------------------------------
BENEFICIALLY                  8)      SHARED VOTING POWER
OWNED BY                              1,209,866
EACH                      -----------------------------------------------------
REPORTING                     9)      SOLE DISPOSITIVE POWER
PERSON                                16,900
WITH                      -----------------------------------------------------
                             10)      SHARED DISPOSITIVE POWER
                                      1,209,866
-------------------------------------------------------------------------------
11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

         1,226,766
-------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE  AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES
         |_|
-------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         37.20%
-------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON

         PN
-------------------------------------------------------------------------------

              SCHEDULE 13D

CUSIP No. 62757C108
-------------------------------------------------------------------------------
1)       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         James Mitarotonda
-------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)      |X|
                                                              (b)      | |
-------------------------------------------------------------------------------
3)       SEC USE ONLY

-------------------------------------------------------------------------------
4)       SOURCE OF FUNDS

         WC
-------------------------------------------------------------------------------
5)       CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS  IS REQUIRED
PURSUANT TO
         ITEMS 2(d) OR 2(e) |_|
-------------------------------------------------------------------------------
6)       CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
-------------------------------------------------------------------------------
                             7)      SOLE VOTING POWER
NUMBER OF                            109,815
SHARES                  -------------------------------------------------------
BENEFICIALLY                 8)      SHARED VOTING POWER
OWNED BY                             1,209,866
EACH                    -------------------------------------------------------
REPORTING                    9)      SOLE DISPOSITIVE POWER
PERSON                               109,815
WITH                    -------------------------------------------------------
                            10)      SHARED DISPOSITIVE POWER
                                     1,209,866
-------------------------------------------------------------------------------
11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

         1,319,681
-------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE  AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES
         |_|
-------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         40.02%
-------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON

         IN

                                  SCHEDULE 13D

CUSIP No. 62757C108
-------------------------------------------------------------------------------
1)       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         dot com Investment Corporation
-------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)      |X|
                                                              (b)      | |
-------------------------------------------------------------------------------
3)       SEC USE ONLY

-------------------------------------------------------------------------------
4)       SOURCE OF FUNDS

         WC
-------------------------------------------------------------------------------
5)       CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS  IS REQUIRED
PURSUANT TO
         ITEMS 2(d) OR 2(e) |_|
-------------------------------------------------------------------------------
6)       CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
-------------------------------------------------------------------------------
                             7)      SOLE VOTING POWER
NUMBER OF                            26,200
SHARES                  -------------------------------------------------------
BENEFICIALLY                 8)      SHARED VOTING POWER
OWNED BY                             1,209,866
EACH                    -------------------------------------------------------
REPORTING                    9)      SOLE DISPOSITIVE POWER
PERSON                               26,200
WITH                    -------------------------------------------------------
                            10)      SHARED DISPOSITIVE POWER
                                     1,209,866
-------------------------------------------------------------------------------
11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

         1,236,066
-------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE  AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES
         |_|
-------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         37.49%
-------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON

         CO

-------------------------------------------------------------------------------

                     SCHEDULE 13D

CUSIP No. 62757C108
-------------------------------------------------------------------------------
1)       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Jewelcor Management, Inc.
-------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)      |X|
                                                              (b)      | |
-------------------------------------------------------------------------------
3)       SEC USE ONLY

-------------------------------------------------------------------------------
4)       SOURCE OF FUNDS

         WC
-------------------------------------------------------------------------------
5)       CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS  IS REQUIRED
PURSUANT TO
         ITEMS 2(d) OR 2(e) |_|
-------------------------------------------------------------------------------
6)       CITIZENSHIP OR PLACE OF ORGANIZATION

         Nevada
-------------------------------------------------------------------------------
                             7)      SOLE VOTING POWER
NUMBER OF                            48,700
SHARES                  -------------------------------------------------------
BENEFICIALLY                 8)      SHARED VOTING POWER
OWNED BY                             1,209,866
EACH                    -------------------------------------------------------
REPORTING                    9)      SOLE DISPOSITIVE POWER
PERSON                               48,700
WITH                    -------------------------------------------------------
                            10)      SHARED DISPOSITIVE POWER
                                     1,209,866
-------------------------------------------------------------------------------
11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

         1,258,566
-------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE  AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES
         |_|
-------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         38.17%
-------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON

         CO
              SCHEDULE 13D

CUSIP No. 62757C108
-------------------------------------------------------------------------------
1)       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Seymour Holtzman
-------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)      |X|
                                                              (b)      | |
-------------------------------------------------------------------------------
3)       SEC USE ONLY

-------------------------------------------------------------------------------
4)       SOURCE OF FUNDS

         WC
-------------------------------------------------------------------------------
5)       CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS  IS REQUIRED
PURSUANT TO
         ITEMS 2(d) OR 2(e) |_|
-------------------------------------------------------------------------------
6)       CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.
-------------------------------------------------------------------------------
                             7)      SOLE VOTING POWER
NUMBER OF                            48,700
SHARES                  -------------------------------------------------------
BENEFICIALLY                 8)      SHARED VOTING POWER
OWNED BY                             1,209,866
EACH                    -------------------------------------------------------
REPORTING                    9)      SOLE DISPOSITIVE POWER
PERSON                               48,700
WITH                    -------------------------------------------------------
                            10)      SHARED DISPOSITIVE POWER
                                     1,209,866
-------------------------------------------------------------------------------
11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

         1,258,566
-------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE  AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES
         |_|
-------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         38.17%
-------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON

         IN
                                 SCHEDULE 13D

CUSIP No. 62757C108
-------------------------------------------------------------------------------
1)       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Ramius Master Fund Ltd.

-------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)      |X|
                                                              (b)      | |
-------------------------------------------------------------------------------
3)       SEC USE ONLY

-------------------------------------------------------------------------------
4)       SOURCE OF FUNDS

         WC
-------------------------------------------------------------------------------
5)       CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS  IS REQUIRED
PURSUANT TO
         ITEMS 2(d) OR 2(e) |_|
-------------------------------------------------------------------------------
6)       CITIZENSHIP OR PLACE OF ORGANIZATION

         Cayman Islands
-------------------------------------------------------------------------------
                              7)      SOLE VOTING POWER
NUMBER OF                             11,500
SHARES                    -----------------------------------------------------
BENEFICIALLY                  8)      SHARED VOTING POWER
OWNED BY                              none
EACH                      -----------------------------------------------------
REPORTING                     9)      SOLE DISPOSITIVE POWER
PERSON                                11,500
WITH                      -----------------------------------------------------
                             10)      SHARED DISPOSITIVE POWER
                                      none
-------------------------------------------------------------------------------
11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

         11,500
-------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE  AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES
         |_|
-------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         less than 1.0%
-------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON

         OO
                                 SCHEDULE 13D

CUSIP No. 62757C108
-------------------------------------------------------------------------------
1)       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         RCG Ambrose Master Fund Ltd.

-------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)      |X|
                                                              (b)      | |
-------------------------------------------------------------------------------
3)       SEC USE ONLY

-------------------------------------------------------------------------------
4)       SOURCE OF FUNDS

         WC
-------------------------------------------------------------------------------
5)       CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS  IS REQUIRED
PURSUANT TO
         ITEMS 2(d) OR 2(e) |_|
-------------------------------------------------------------------------------
6)       CITIZENSHIP OR PLACE OF ORGANIZATION

         Cayman Islands
-------------------------------------------------------------------------------
                              7)      SOLE VOTING POWER
NUMBER OF                             6,900
SHARES                    -----------------------------------------------------
BENEFICIALLY                  8)      SHARED VOTING POWER
OWNED BY                              none
EACH                      -----------------------------------------------------
REPORTING                     9)      SOLE DISPOSITIVE POWER
PERSON                                6,900
WITH                      -----------------------------------------------------
                             10)      SHARED DISPOSITIVE POWER
                                      none
-------------------------------------------------------------------------------
11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

         6,900
-------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE  AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES
         |_|
-------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         less than 1.0%
-------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON

         00

                                 SCHEDULE 13D

CUSIP No. 62757C108
-------------------------------------------------------------------------------
1)       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Ramius Securities, LLC

-------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)      |X|
                                                              (b)      | |
-------------------------------------------------------------------------------
3)       SEC USE ONLY

-------------------------------------------------------------------------------
4)       SOURCE OF FUNDS

         WC
-------------------------------------------------------------------------------
5)       CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS  IS REQUIRED
PURSUANT TO
         ITEMS 2(d) OR 2(e) |_|
-------------------------------------------------------------------------------
6)       CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
-------------------------------------------------------------------------------
                              7)      SOLE VOTING POWER
NUMBER OF                             4,600
SHARES                    -----------------------------------------------------
BENEFICIALLY                  8)      SHARED VOTING POWER
OWNED BY                              none
EACH                      -----------------------------------------------------
REPORTING                     9)      SOLE DISPOSITIVE POWER
PERSON                                4,600
WITH                      -----------------------------------------------------
                             10)      SHARED DISPOSITIVE POWER
                                      none
-------------------------------------------------------------------------------
11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

         4,600
-------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE  AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES
         |_|
-------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         less than 1.0%
-------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON

         IA, BD



Item 1.     Security and Issuer.

            This Statement on Schedule 13D (the "Statement") relates to the Common Stock, $.01 par value (the "Common Stock"), of MM Companies, Inc., a Delaware corporation ("MMCO" or "Issuer"). The principal executive offices of MM Companies, Inc. are located at 888 Seventh Avenue, 17th Floor, New York, New York 10019.

Item 2.     Identity and Background.

            (a) - (c) This statement is being filed by BCG Strategic
Investors, LLC ("BCG") and dot com Investment Corporation, Seymour Holtzman and Jewelcor Management, Inc., (collectively, four of the "Reporting Entities").

          BCG is a Delaware limited liability company formed to acquire, hold and dispose of the Common Stock of the Company. The address of the principal business and principal offices of BCG is 888 Seventh Avenue, 17th Floor, New York, New York 10019.

         Each of James Mitarotonda and Seymour Holtzman is a Manager of BCG. The business address of James Mitarotonda is c/o Barington Capital Group, L.P., 888 Seventh Avenue, 17th Floor, New York, New York 10019. The business address of Seymour Holtzman is c/o dot com Investment Corporation, 100 North Wilkes Barre Blvd., 4th Floor, Wilkes Barre, PA 18702. Each of Barington Capital Group, L.P., Barington Companies Equity Partners, L.P. and dot com Investment Corporation is a member of BCG. The principal occupation of James Mitarotonda is Chairman of Barington Capital Group, L.P. The principal occupations of Seymour Holtzman are the retail and wholesale jewelry business, the retail clothing business and investing.

         Barington Capital Group, L.P. is a Delaware limited partnership formed to engage in the business of acquiring, holding and disposing of investments in various companies. The address of the principal business and principal offices of Barington Capital Group, L.P. is 888 Seventh Avenue, 17th Floor, New York, New York 10019.

         The general partner of Barington Capital Group, L.P. is LNA Capital Corp. LNA Capital Corp. is a Delaware corporation formed to be the general partner of Barington Capital Group, L.P. The address of the principal business and principal offices of LNA Capital Corp. is: c/o Barington Capital Group, L.P., 888 Seventh Avenue, 17th Floor, New York, New York 10019. James Mitarotonda is the Chairman, President and Chief Executive Officer of LNA Capital Corp.

         Barington Companies Equity Partners, L.P. is a Delaware limited partnership formed to engage in the business of acquiring, holding and disposing of investments in various companies. The address of the principal business and principal offices of Barington Companies Equity Partners, L.P. is 888 Seventh Avenue, 17th Floor, New York, New York 10019.

         The general partner of Barington Companies Equity Partners, L.P. is Barington Companies Investors, LLC. Barington Companies Investors, LLC is a Delaware limited liability company formed to be the general partner of Barington Companies Equity Partners, L.P. The address of the principal business and principal offices of Barington Companies Investors, LLC is 888 Seventh Avenue, 17th Floor, New York, New York 10019. James Mitarotonda is the managing member of Barington Companies Investors, LLC. The business address of Mr. Mitarotonda is c/o Barington Capital Group, L.P., 888 Seventh Avenue, 17th Floor, New York, New York 10019.

         dot com Investment Corporation is a Delaware corporation formed to engage in the business of acquiring, holding and disposing of investments in various companies. The address of the principal business and principal offices of dot com Investment Corporation is 100 North Wilkes Barre Blvd., 4th Floor, Wilkes Barre, PA 18702. Mr. Holtzman is an indirect controlling shareholder of dot com Investment Corporation.

          Seymour Holtzman is the President and sole director, and Maria Sciandra is the Secretary and Treasurer, of dot com Investment Corporation. The business address of each of Seymour Holtzman and Maria Sciandra is c/o dot com Investment Corporation, 100 North Wilkes Barre Blvd., 4th Floor, Wilkes Barre, PA 18702. Jewelcor Management, Inc. is the sole shareholder of dot com Investment Corporation.

         Jewelcor Management, Inc. is a Nevada corporation engaged in management and investment advisory services. The address of the principal business and principal offices of Jewelcor Management, Inc. is 500 North Rainbow, Suite 300, Las Vegas, NV 89107. Mr. Holtzman is an indirect controlling shareholder of Jewelcor Management, Inc.

         Ramius Master Fund, Ltd. is a Cayman Islands corporation engaged in investing in a multi-strategy portfolio. The address of the principal business and principal offices of Ramius Master Fund, Ltd. is Citco Fund Services (Cayman Islands) Ltd., Corporate Centre, West Bay Road, P.O. Box 31106 SMB, Grand Cayman, Cayman Islands, British West Indies.

         Ramius Advisors, LLC is a Delaware limited liability company and an SEC registered investment advisor. The address of the principal business and principal offices of Ramius Advisors, LLC is 666 Third Avenue, 26th floor, New York, New York 10017. The managing member of Ramius Advisors, LLC is Ramius Capital Group, LLC.

         Ramius Securities, LLC is a Delaware limited liability company and a registered broker-dealer. The address of the principal business and principal offices of Ramius Securities, LLC is 666 Third Avenue, 26th Floor, New York, New York 10017.

         The Managing Member of Ramius Securities, LLC is Ramius Capital Group, LLC. Ramius Capital Group, LLC is a Delaware limited liability company that is engaged in money management and investment advisory services for third parties and proprietary accounts. The address of the principal business and principal offices of Ramius Capital Group, LLC is 666 Third Avenue, 26th Floor, New York, New York 10017.

         The Managing Member of Ramius Capital Group, LLC is C4S, LLC, a Delaware limited liability company formed to be the managing member of Ramius Capital Group, LLC. The address of the principal business and principal offices of C4S, LLC is 666 Third Avenue, 26th Floor, New York, New York 10017. Each of Peter A. Cohen, Morgan B. Stark, Jeffrey M. Solomon and Thomas W. Strauss is a managing member of C4S, LLC. The business address of each of Messrs. Cohen, Stark, Solomon and Strauss is 666 Third Avenue, 26th Floor, New York, New York 10017.

         RCG Ambrose Master Fund, Ltd. is a Cayman Islands corporation engaged in investing in companies effecting extraordinary transactions. The address of the principal business and principal offices of RCG Ambrose Master Fund, Ltd. is Citco Fund Services (Cayman Islands) Ltd., Corporate Centre, West Bay Road, P.O. Box 31106 SMB, Grand Cayman, Cayman Islands, British West Indies.

Item 3. Source and Amount of Funds or Other Consideration.

     Item 3 is hereby supplementally amended as follows:

On February  9, 2004, Barington Capital Group L.P. purchased
1,000 shares of Common Stock at a cost of $1.61 per share. On
February 10, 2004, Barington Capital Group L.P. purchased 500 shares of Common Stock at a cost of $1.59 per share. On February 12, 2004, Barington Capital Group L.P. purchased 3,500 shares of Common Stock at $1.61 per share.

Item 4. Purpose of Transaction.

Mr. Holtzman, as Chairman of MMCO sent a memorandum on April 19, 2004 to the Board of Directors of the Issuer. The memorandum included a copy of a March 3, 2004 memorandum (including the documents referenced in the March 3, 2004 memorandum), which was earlier sent to the Board of Directors of the Issuer. Mr. Holtzman sent another memorandum on May 3, 2004 to the Board of Directors of the Issuer. The documents referenced in item 4 are included as exhibits, listed in Item 7 hereof. Mr. Holtzman as representative of BCG Strategic Investors, dot com Investment Corp. and Jewelcor Management, Inc. is filing this amended 13-D on behalf of only those entities. Although, Jim Mitarotonda, Barington Capital Group, L.P., Barington Companies Equity Partners, L.P., Ramius Master Fund, Ltd.,
RCG Ambrose Master Fund, Ltd., and Ramius Securities, LLC. are identified as Reporting Entities in the original schedule 13-D and subsequent amendments, they are not participating in this filing.


Item 5.     Interest in Securities of the Issuer.

            (a) As of the date hereof, the Reporting Entities included in this filing own an aggregate of 1,391,381 shares of Common Stock, representing approximately 42.20% of the outstanding shares of Common Stock based upon the 3,297,363 shares of Common Stock reported by MM Companies, Inc. in its Form 10-K filed on March 30, 2004.

            As of the date hereof, BCG beneficially owns an aggregate of 1,209,866 shares of Common Stock, representing approximately 36.69% of the outstanding shares of Common Stock.

            As of the date hereof, Barington Capital Group, L.P. beneficially owns an aggregate of 1,302,781 shares of Common Stock, representing approximately 39.51 % of the outstanding shares of Common Stock. Barington Capital Group, L.P. has sole voting and dispositive power over 92,915 shares of Common Stock it beneficially owns and has shared voting and dispositive power over 1,209,866 shares of Common Stock it beneficially owns.

         As of the date hereof, Barington Company Equities Partners, L.P. beneficially owns an aggregate of 1,226,766 shares of Common Stock, representing 37.20% of the outstanding shares of Common Stock. Barington Company Equities Partners, L.P. has sole voting and dispositive power over 16,900 shares of Common Stock it beneficially owns and has shared voting and dispositive power over 1,209,866 shares of Common Stock it beneficially owns.


           As of the date hereof, James Mitarotonda beneficially owns an aggregate of 1,319,681 shares of Common Stock, representing approximately 40.02% of the outstanding shares of Common Stock. Mr. Mitarotonda has sole voting and dispositive power over 109,815 shares of Common Stock he beneficially owns and has shared voting and dispositive power over 1,209,866 shares of Common Stock he beneficially owns.

            As of the date hereof, dot com Investment Corporation beneficially owns an aggregate of 1,236,066 shares of Common Stock, representing 37.49% of the outstanding shares of Common Stock. Dot com Investment Corporation has sole voting and dispositive power over 26,200 shares of Common Stock it beneficially owns and has shared voting and dispositive power over 1,209,866 shares of Common Stock it beneficially owns.

         As of the date hereof, Jewelcor Management, Inc. beneficially owns an aggregate of 1,258,566 shares of Common Stock, representing approximately 38.17% of the outstanding shares of Common Stock. Jewelcor Management, Inc. has sole voting and dispositive power over 48,700 shares of Common Stock it beneficially owns and has shared voting and dispositive power over 1,209,866 shares of Common Stock it beneficially owns.

	       As of the date hereof, Seymour Holtzman beneficially owns an aggregate of 1,258,566 shares of Common Stock, representing approximately 38.17% of the outstanding shares of Common Stock. Mr. Holtzman has sole voting and dispositive power over 48,700 shares of Common Stock he beneficially owns and has shared voting and dispositive power over 1,209,866 shares of Common Stock he beneficially owns.

         As of the date hereof, Ramius Master Fund Ltd. beneficially owns an aggregate of 11,500 shares of Common Stock, representing less than 1% of the outstanding shares of Common Stock. Ramius Master Fund Ltd. has sole voting and dispositive power over the shares of Common Stock it beneficially owns.

         As of the date hereof, Ramius Securities, LLC beneficially owns an aggregate of 4,600 shares of Common Stock, representing less than 1% of the outstanding shares of Common Stock. Ramius Securities, LLC has sole voting and dispositive power over the shares of Common Stock it beneficially owns.

         As of the date hereof, RCG Ambrose Master Fund Ltd. beneficially owns an aggregate of 6,900 shares of Common Stock, representing less than 1% of the outstanding shares of Common Stock. RCG Ambrose Master Fund Ltd. has sole voting and dispositive power over the shares of Common Stock it beneficially owns.


            (b) As of the date hereof, each of the Reporting Entities has sole voting and dispositive power over the shares of Common Stock beneficially owned by such Reporting Entity.

            (c) Except as set forth above or in the attached Schedule 1, no person identified in Item 2 hereof has effected any transaction in shares of such Common Stock during the 60 days preceding the date hereof.

            (d)   Not applicable.

            (e)   Not applicable.



Item 7.     Material to be Filed as Exhibits.

     Exhibit 1 Memorandum dated April 19, 2004 sent by Seymour Holtzman to the Board of the Issuer

     Exhibit 2 Memorandum dated March 3, 2004 sent by Seymour Holtzman to the Board of the Issuer

     Exhibit 3                  Recent Stock purchases as an attachment
                        to Exhibit 2

     Exhibit 4 Memorandum dated May 3, 2004 sent by Seymour Holtzman to the Board of the Issuer

                                   SIGNATURES

            After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated:      May 3, 2004

                                  BCG STRATEGIC INVESTORS, LLC

                                  By /s/ Seymour Holtzman
                                     ------------------------------------
                                   Name:   Seymour Holtzman
                                   Title:  Manager


                                  DOT COM INVESTMENT CORPORATION


                                  By: /s/ Seymour Holtzman
                                      -----------------------------------
                                     Name:  Seymour Holtzman
                                     Title: President

				   Jewelcor Management, Inc.


                                  By: /s/ Seymour Holtzman
                                      -----------------------------------
                                     Name:  Seymour Holtzman
                                     Title: President


                                     /s/ Seymour Holtzman
                                      -----------------------------------
                                     Seymour Holtzman